Exhibit 2.1

EQUITABLE RESOURCES, INC.

225 North Shore Drive

Pittsburgh, PA 15212

July 3, 2007

Dominion Resources, Inc.

120 Tredegar Street

Richmond, VA 23219

Attn: Jay L. Johnson.

Dear Mr. Johnson,

Reference is made to the Stock Purchase Agreement, dated March 1, 2006, by and between Dominion Resources, Inc. (as successor by merger to Consolidated Natural Gas Company) and us (the “Stock Purchase Agreement”).  Capitalized terms used herein and not otherwise defined have the meanings therein set forth. This letter agreement (this “Letter”) supplements the terms set forth in the Stock Purchase Agreement.

1.  Prior to November 1, 2007, neither party may exercise its termination right under Section 9.1(b) of the Stock Purchase Agreement.

2.  The parties agree to negotiate in good faith an amendment to the Stock Purchase Agreement that will allow the parties to bifurcate the closings of the sale of Dominion Peoples and Dominion Hope to allow for the possible closing of the sale of Dominion Peoples to occur in advance of the resolution of the matters pending before the West Virginia Public Service Commission.  The terms of the amendment will include (a)  that, at Buyer’s option, the closing of Dominion Peoples may occur as soon as practical after the injunction related to the FTC’s complaint is lifted, (b)  an appropriate mutually agreeable allocation of the Purchase Price, and the contractual adjustments, between Dominion Peoples and Dominion Hope, (c) that in the event the closing of Dominion Peoples occurs prior to the sale of Dominion Hope,  Buyer will use its best efforts  to close the sale of Dominion Hope and (d) that if the sale of Dominion Peoples closes and the sale of Dominion Hope does not, Buyer will pay to Seller an agreed bifurcation fee that will reflect an appropriate level of damages (which may be zero). In the event that the parties are unsuccessful in negotiating such amendment by August 31, 2007, Buyer may terminate the Stock Purchase Agreement.

3.  Immediately after the sale of Dominion Hope to Buyer, Buyer shall cause Dominion Hope to enter into an operating agreement with Dominion Transmission, Inc. (“DTI”)  related to post closing operations, the terms of which shall be mutually satisfactory to Buyer and DTI.  This agreement will include the transfer of assets at book value between Dominion Hope and DTI to ensure the proper equipment is in place to provide ongoing service by each of Dominion Hope and DTI.  To the extent that the book value of the assets received by Dominion Hope is greater than the book value provided to DTI, DTI will not charge Dominion Hope for the difference.  The intent of this operating agreement is to ensure that both companies have the proper equipment and access rights to operate independently of one another and will not harm the ratepayers of West Virginia.

4.  Seller shall indemnify, defend and hold harmless Buyer from any and all Adverse Consequences incurred by Buyer arising out of litigation with Paul Kroll, the pending gas cost audit in West Virginia and any other claim arising out of allegations raised by Kroll.  Such indemnification shall be without regard to any of the amount or time limitations in the Stock Purchase Agreement and, for the avoidance of doubt, shall include Adverse Consequences experienced both before and after the Closing.  Buyer will cause Dominion Hope to grant access to Seller to any records or employees necessary to defend any claims by Paul Kroll and will cooperate with all reasonable requests of Seller related to any defense of such claims.

5.  Seller shall provide Buyer with information demonstrating to Buyer’s reasonable satisfaction that the well drilled through the Truittsburg Storage Field has not affected the integrity of the Field.

6.  Seller shall provide transition services for free for 45 days after Closing and thereafter at cost, as opposed to the provisions of the Stock Purchase Agreement which requires that such services be provided at 125% of cost.

7.  Seller agrees that Buyer is not obligated to reimburse Seller for capital costs incurred by Dominion Hope or Dominion Peoples after June 30, 2007.  After such date the Companies shall continue to incur such capital expenditures as would be appropriate in the exercise of good utility operations, to comply with law and consistent with past practices.

The parties agree to share with each other in advance their respective proposed public statements regarding this Letter and to coordinate the release of such information.  The Stock Purchase Agreement is in all respects ratified, approved and confirmed and remains in full force and effect subject only to this Letter.  In the event of a conflict between the Stock Purchase Agreement and this Letter, this Letter shall prevail.  This Letter shall be deemed to be a contract under the laws of the State of Delaware and for all purposes shall be governed by, construed and enforced in accordance with the laws of said State.  This Letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

If this forgoing is acceptable, please execute this Letter below and return a signed original to me at the address above.

EQUITABLE RESOURCES, INC.

BY:/s/ MURRY S. GERBER

NAME:  Murry S. Gerber

TITLE: Chief Executive Officer

ACCEPTED AND AGREED:

DOMINION RESOURCES, INC.

(as successor by merger to Consolidated

Natural Gas Company)

BY:/s/ JAY L. JOHNSON

NAME:  Jay L. Johnson

TITLE: Executive Vice President